Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-132370

and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee

Medium-Term Senior Notes, Series D	$100,000,000.00	$10,700.00(1)

(1)	The filing fee of $10,700.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $1,087,115.51 remaining of the filing fees previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $10,700.00 is offset against the registration fee due for this offering and of which $1,076,415.51 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2006 - MTNDD0028 Dated August 9, 2006

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$100,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Callable Range Accrual Notes Due 2016

•	The notes bear interest at the rate of 8.25% per annum, from and including August 23, 2006 to but excluding August 23, 2008. Unless otherwise called by us, from and including August 23, 2008 to but excluding the maturity date, the notes will bear interest at the rate of 8.25% per annum on each calendar day when the difference between the 10-year Constant Maturity Swap Rate (“CMS10”) and the 2-year Constant Maturity Swap Rate (“CMS2”), which difference we refer to as the CMS Rate Spread, is determined to be greater than or equal to 0.00%. On each calendar day on which the CMS Rate Spread is determined to be less than 0.00%, no interest will accrue on the notes. Interest on the notes is payable semi-annually on each February 23 and August 23, beginning on February 23, 2007 and ending on the maturity date.

•	If not previously called by us, the notes will mature on August 23, 2016. At maturity you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

•	We may call the notes, in whole and not in part, for mandatory redemption on each interest payment date on or after August 23, 2008, upon not less than five business days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

•	The notes will be issued in minimum denominations and integral multiples of US$10,000.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note	Total

Public Offering Price	$10,000	$100,000,000

Agent’s Discount	$0	$0

Proceeds to Citigroup Finding Inc. (before expenses)	$10,000	$100,000,000

We expect that delivery of the notes will be made against payment therefor on or about August 23, 2006. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next seven business days will be required to specify an alternative cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Citigroup

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Callable Range Accrual Notes due 2016. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The notes mature on August 23, 2016, unless they are previously called by us.

You may transfer the notes only in minimum denominations and integral multiples of US$10,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to the sections, “Description of the Notes — Book-Entry System” in the prospectus supplement and the section “Book-Entry Procedures and Settlement” in the prospectus.

Will I Receive Interest on the Notes?

We expect to pay interest in cash semi-annually on each February 23 and August 23, commencing on February 23, 2007 and ending August 23, 2016. We refer to each of these semi-annual payment dates as an interest payment date and each six-month period from and including an interest payment date to and including the day immediately preceding the next interest payment date, maturity or any earlier date upon which the notes are redeemed as an interest calculation period.

The notes bear interest at the rate of 8.25% per annum, from and including August 23, 2006 to but excluding August 23, 2008.

Unless the notes are otherwise called by us, from and including August 23, 2008 to but excluding the maturity date, the interest payable on the notes will vary and may be zero. The interest rate for each interest calculation period from and including August 23, 2008 to but excluding maturity will equal the product of (x) 8.25% per annum and (y) number of accrual days in the interest calculation period divided by the number of calendar days in the interest calculation period. An accrual day is any calendar day in an interest calculation period on which the CMS Rate Spread is determined to be greater than or equal to 0.00%. No interest will accrue on the notes on any calendar day on which the CMS Rate Spread is determined to be less than 0.00%. As a result, interest payments could be zero beginning February 23, 2008.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to the CMS Rate Spread or another index. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes — Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes mature on August 23, 2016, unless they are previously called by us. You will receive at maturity, unless your notes have been previously called by us, an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if Citigroup Funding Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption on each interest payment date on or after August 23, 2008, upon not less than five business days’ notice to holders of the notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will only receive 100% of the principal amount of your notes if you hold the notes at call or maturity. If you choose to sell your notes before the notes are called or mature, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

What Has the CMS Rate Spread Been Historically?

We have provided a table showing what the CMS Rate Spread has been historically, since 2001. You can find this table in the section “Historical Data on the CMS Rate Spread” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the relevant Constant Maturity Swap Rates in recent years. However, past performance is not necessarily indicative of how each of CMS10 and CMS2 will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on the relevant Constant Maturity Swap Rates. This hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

The notes will be treated as contingent payment debt instruments for United States federal income tax purposes. Special U.S. federal income tax rules apply to contingent payment debt obligations. See “Certain United States Federal Income Tax Considerations” below.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets and Citigroup Financial Products?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates currently intends, but is not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in the accompanying prospectus supplement. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products, will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the levels of CMS10 and CMS2, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Because CMS10 and CMS2 are floating rates the CMS Spread will fluctuate. Beginning on August 23, 2008, you will not earn interest on any day on which the CMS Rate Spread is less than 0.00%. For every day during an interest calculation period on which the CMS Rate Spread is less than 0.00%, the applicable interest rate for that interest calculation period will be reduced, and if the CMS Rate Spread remains less than 0.00% for an entire interest calculation period, the applicable interest rate for that interest calculation period will be zero.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date on or after August 23, 2008. In the event that we call the notes, you will receive only the principal amount of your investment in the notes and any accrued and unpaid interest to and including the call date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Level of CMS10 and CMS2 Will Affect Our Decision to Call the Notes

It is more likely we will call the notes prior to their maturity date if the CMS Rate Spread is higher than 0.00%, resulting in semi-annual interest payments on the notes in an amount greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity. If we call the notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

From and including August 23, 2008, the notes bear interest at the rate of 8.25% per annum on each calendar day when the CMS Rate Spread is determined to be greater than or equal to 0.00%. As a result, if the CMS Rate Spread remains less than 0.00% for a substantial number of days during an interest calculation period, the effective yield on your notes for such interest calculation period will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the level of the CMS Rate Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Rate Spread.    We expect that the market value of the notes at any time may be affected by changes in the CMS Rate Spread. For example, a decrease in the CMS Rate Spread could cause a decrease in the market value of the notes because no interest will be payable on the notes if the CMS Rate Spread is less than 0.00%. Conversely, an increase in the CMS Rate Spread may cause an increase in the market value of the notes because interest will be payable. However, if the CMS Rate Spread remains above 0.00%, the likelihood of the notes being called would increase.

The CMS Rate Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect the swap markets generally.

Volatility of CMS10 or CMS2.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of either CMS10 or CMS2 changes, the market value of the notes may change.

Call Feature.    Our ability to call the notes prior to their maturity date is likely to limit their value. We believe that if we did not have the right to call the notes, their value could be significantly different.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon CMS10 or CMS2. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the CMS Rate Spread.

The Historical CMS Rate Spread Is Not an Indication of the Future

The historical CMS Rate Spread, which is included in this pricing supplement, should not be taken as an indication of the future CMS Rate Spread during the term of the notes. Changes in the level of either CMS10 or CMS2 will affect the trading price of the notes, but it is impossible to predict whether those rates will rise or fall.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

General

The description in this pricing supplement of the particular terms of the Callable Range Accrual Notes Due 2016 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered Notes set forth in the accompanying prospectus and prospectus supplement.

Payment at Maturity

At maturity, unless your Notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

Interest

Interest on the Notes, if any, will be payable semi-annually on February 23 and August 23 of each year, starting on February 23, 2007 and ending on August 23, 2016, each an Interest Payment Date. Each six-month period from and including an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date, maturity or any earlier date upon which the Notes are redeemed is an Interest Calculation Period. During each of these Interest Calculation Periods interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

The Notes will bear interest at a fixed rate equal to 8.25% per annum, from and including August 23, 2006 to but excluding August 23, 2008.

Unless the Notes are otherwise called by us, the interest rate for each Interest Calculation Period from August 23, 2008 to maturity will vary and may be zero. The interest rate will equal the product of (x) 8.25% per annum and (y) number of Accrual Days in the Interest Calculation Period divided by the number of calendar days in the Interest Calculation Period. An Accrual Day is any calendar day in an Interest Calculation Period on which the CMS Rate Spread is determined to be greater than or equal to 0.00%, as described in detail below in “—Determination of the CMS Rate Spread.” No interest will accrue on the Notes on any calendar day that is not an Accrual Day.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York and in London, England are authorized or obligated by law or executive order to close.

Determination of the CMS Rate Spread

For purposes of determining whether any calendar day in an Interest Calculation Period from August 23, 2008 to maturity is an Accrual Day, the CMS Rate Spread will equal (x) the 10-year 30/360 U.S. dollar semi-annual swap rate (“CMS10”) minus (y) the 2-year 30/360 U.S. dollar semi-annual swap rate (“CMS2”), each as quoted on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on such calendar day or, in the case of a calendar day that is not a New York Business Day, the CMS10 and CMS2 appearing on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the New York Business Day immediately preceding such calendar day; provided, however that for each calendar day beginning on the fourth New York Business Day immediately preceding any Interest Payment Date, the CMS Rate Spread will be CMS10 and CMS2 appearing on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the fifth New York Business Day prior to that Interest Payment Date.

If a rate for CMS10 or CMS2 is not published on “ISDAFIX1” (or any successor page as determined by the calculation agent) on any London Business Day on which the rate for CMS10 and CMS2 is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of 10 years or 2 years, as the case may be, as of 11:00 am (London time) on such London Business Day. If at least two such quotations are so provided, CMS10 or CMS2, as the case may be, will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of 10 years or 2 years, as the case may be, as of approximately 11:00 am (New York City time) on such London Business Day. If at least two such rates are so provided, CMS10 or CMS2, as the case may be, will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then CMS10 or CMS2, as the case may be, will be the rate for CMS10 or CMS2, as the case may be, in effect on the immediately preceding London Business Day.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on each Interest Payment Date on or after August 23, 2008, upon not less than five business days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes or on any Interest Payment Date, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date or relevant Interest Payment Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.96% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THE CMS RATE SPREAD

The following table sets forth, for each of the periods indicated, the high and the low level of the CMS Rate Spread, as CMS10 and CMS2 were reported on Reuters page “ISDAFIX1”. The historical CMS Rate Spread should not be taken as an indication of the future CMS Rate Spread or the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Rate Spread during any period set forth below is not any indication that the CMS Rate Spread is more or less likely to increase or decrease at any time over the term of the Notes.

Rate Spread

	High	Low
2001
Quarter
First	1.053%	0.289%
Second	1.575	1.065
Third	2.020	1.397
Fourth	2.408	1.879
2002
Quarter
First	2.410	1.872
Second	2.124	1.917
Third	2.530	1.967
Fourth	2.462	2.075
2003
Quarter
First	2.530	2.309
Second	2.563	2.147
Third	2.983	2.382
Fourth	2.743	2.349
2004
Quarter
First	2.502	2.262
Second	2.461	1.937
Third	2.011	1.514
Fourth	1.664	1.126
2005
Quarter
First	1.164	0.733
Second	0.797	0.345
Third	0.398	0.178
Fourth	0.291	0.088
2006
Quarter
First	0.147	–0.037
Second	0.278	0.073
Third (through August 9, 2006)	0.140	0.063

The CMS Rate Spread at 11:00 a.m. (New York time) on August 9, 2006, was 0.118.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to United States Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). A holder, by accepting a Note, agrees to this treatment of the note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations.

The Contingent Debt Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code of 1986, as amended (the “Code”), to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. We have determined that the comparable yield for the Notes, based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments, will be an annual rate of 5.75%. For purposes of determining the comparable yield, we have treated the Notes as maturing on the Maturity Date.

In addition, the Contingent Debt Regulations require that a projected payment schedule, which results in such a comparable yield, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. Based upon the comparable yield above, and assuming the Notes are held to maturity, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, semi-annual payments of interest at a rate of 8.25% in the first two years, and a rate of 4.93% thereafter. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$10,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note (before taking into account any adjustments to interest accruals described below) for each of the following periods: $202.85 in 2006, $566.26 in 2007, $551.17 in 2008, $546.81 in 2009, $549.97 in 2010, $553.31 in 2011, $556.85 in 2012, $560.59 in 2013, $564.55 in 2014, $568.75 in 2015 and $370.33 in 2016. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess, which will be treated as additional interest income. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year. As a result of the Contingent Debt Regulations described above, with respect to the Notes, U.S. Holders will have less taxable income than actual cash received in the first two years, and will have more taxable income than cash received thereafter to maturity. The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$100,000,000 principal amount of Notes (10,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$100,000,000

Callable Range Accrual Notes

Due August 23, 2016

($10,000 Principal Amount per Note)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing  Supplement

August 9, 2006

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

Citigroup